Exhibit 99.3

2019 Extraordinary General Meeting of Shareholders

ELLOMAY CAPITAL LTD.

9 Rothschild Boulevard, 2nd Floor
Tel-Aviv 6688112, Israel
January 24, 2019, 2:00 p.m., Israel time

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ELLOMAY CAPITAL LTD.

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 24, 2019

The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Adv. Odeya Brick-Zarsky and Adv. Guy Eizenberg (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of the Company at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 6688112, Israel, on Thursday, January 24, 2019, at 2:00 p.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE, IN CONNECTION WITH THE APPROVAL OF PROPOSALS 1a AND 2a BY MARKING ITEMS 1b AND 2b, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSALS. IF YOU FAIL TO MARK ITEMS 1b OR 2b, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSALS 1a OR 2a, AS APPLICABLE, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSALS IS MARKED. IF YOU PROPERLY MARK ITEMS 1b OR 2b AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSALS, THIS PROXY WILL BE VOTED “FOR” THE RELEVANT UNDIRECTED PROPOSALS. FOR THE FULL TEXT OF EACH RESOLUTION AND ADDITIONAL DETAILS SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

WITH RESPECT TO ANY ADDITIONAL MATTERS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF, SAID PROXY WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATION OF THE COMPANY’S BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)

 YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ELLOMAY CAPITAL LTD.	2019 Extraordinary General Meeting of Shareholders January 24, 2019, 2:00 p.m., Israel time This Proxy is Solicited on behalf of The Board of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

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PROXY							Please mark your votes like this		☒

1a.	To elect the external director nominee as external director for an initial three-year term, as set forth in the proxy statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐	2a.	To approve the terms of service of the external director nominee, as set forth in the proxy statement, and to determine that this resolution is for the benefit of the Company.	FOR ☐	AGAINST ☐	ABSTAIN ☐

1b.
In connection with Proposal 1a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) and, if you indicate YES, please provide details.
		YES ☐	NO ☐		2b.
In connection with Proposal 2a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) and, if you indicate YES, please provide details.
							YES ☐	NO ☐

CONTROL NUMBER

Signature___________________________________ Signature, if held jointly______________________________________ Date_____________, 2019.

Note: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.